Exhibit 99.2

November 22, 2021

I am sending all of you this email to inform you the board of directors of Goodrich Petroleum has just approved a transaction which will result in a change of ownership of the Company.

While Goodrich Petroleum will continue on, developing our existing assets and remaining in our current offices, the ownership and executive management will change upon completion of the transaction. Paloma Partners and their financial backer, EnCap Investments, have agreed to buy all of the outstanding stock of the Company for $23 per share. Upon closing, Goodrich Petroleum will become a private company and no longer trade on the NYSE-American stock exchange.

While Rob and I will move on, Paloma has indicated they plan to keep the vast majority of the GDP team in place and continue with the strategy of aggressively developing our Haynesville Shale position.

The board of directors views the future as very bright and many opportunities exist for the Company and its employees. At the same time, the board has reviewed and evaluated outreach and proposals regarding the Company and ultimately determined the Paloma offer met the board’s duty to do what it believes is in the best interest of the majority of its shareholders.

Over the years, we have experienced many ups and downs together and we are enormously proud of what we have achieved together. At the same time, we look to the future and expect great things from Goodrich Petroleum.

We greatly appreciate all of your hard work and wish each of you the very best as the Company transitions into a new corporate structure.